                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      ------------------------------------



                                  SCHEDULE 13D
                                 (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                               (AMENDMENT NO. 4)
                      ------------------------------------


                          CENTURY PROPERTIES FUND XVI
                                (Name of Issuer)


                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)

                      ------------------------------------


                                PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                      ------------------------------------


                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                      ------------------------------------



                                OCTOBER 1, 1998
            (Date of Event which Requires Filing of this Statement)

-------------------------------------------------------------------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

-------------------------------------------------------------------------------


                         (Continued on following pages)

                              (Page 1 of 20 Pages)

                                SCHEDULE 13D/A
------------------                                         -------------------
CUSIP NO. NONE                                              PAGE 2 OF 20 PAGES
          ----
------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSONS
       I.R.S IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                            AIMCO PROPERTIES, L.P.
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

                                 NOT APPLICABLE
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                                    DELAWARE
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                             0
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                   47,418.68
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                        0
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER              47,418.68
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
                                    47,418.68
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                            [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     36.5%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

                                       PN
-------------------------------------------------------------------------------

                                SCHEDULE 13D/A
--------------                                               ------------------
CUSIP NO. NONE                                               PAGE 3 OF 20 PAGES
          ----
------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSONS
       I.R.S IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                AIMCO-GP, INC.
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
                                 NOT APPLICABLE
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                             0
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                   47,418.68
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                        0
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER              47,418.68
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
                                   47,418.68
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                             [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     36.5%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
                                       CO
-------------------------------------------------------------------------------

                                SCHEDULE 13D/A
--------------                                               ------------------
CUSIP NO. NONE                                               PAGE 4 OF 20 PAGES
          ----
------------------------------------------------------------------------------

1.     NAME OF REPORTING PERSON
       I.R.S IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                IRS. #84-1259577
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
                                 NOT APPLICABLE
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                                    MARYLAND
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                             0
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                   47,418.68
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                        0
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER              47,418.68
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
                                   47,418.68
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                             [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     36.5%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
                                       CO
-------------------------------------------------------------------------------

                         AMENDMENT NO. 4 TO SCHEDULE 13D

             This Amendment No. 4, which relates to the units of limited partnership interest ("Units") in Century Properties Fund XVI, a California limited partnership (the "Partnership"), amends and supplements the Statement on Schedule 13D (as amended through the date hereof, the "Statement") previously filed with the Commission by Insignia Financial Group, Inc. ("Insignia"). This Amendment No. 4 is being filed to report information regarding the changes in beneficial ownership of the Units that occurred as a result of the merger (the "AIMCO Merger") of Insignia, including its controlling interest in Insignia Properties Trust ("IPT") with and into Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), with AIMCO being the surviving corporation, on October 1, 1998. Accordingly, this Amendment No. 4 relates to Units beneficially owned by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO OP"), AIMCO-GP, Inc., a Delaware corporation ("AIMCO- GP"), and AIMCO (AIMCO OP, AIMCO-GP and AIMCO are sometimes collectively referred to in this Statement as the "Reporting Persons").

             The following Items of the Statement are hereby supplemented and/or amended:

ITEM 2.  IDENTITY AND BACKGROUND.

             (a)-(c) Following the AIMCO Merger, AIMCO OP, AIMCO-GP and AIMCO became beneficial owners of the Units. The principal business address of each of the Reporting Persons is located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

             As of June 30, 1998, AIMCO owns an approximately 89% controlling interest in AIMCO OP through its wholly-owned subsidiaries, AIMCO-LP, Inc., a Delaware corporation ("AIMCO-LP"), and AIMCO-GP. AIMCO-LP is a limited partner of AIMCO OP (owning approximately 88% of the total equity interests) and AIMCO-GP is the sole general partner of AIMCO (owning approximately 1% of the total equity interests). The principal business of AIMCO OP is to own and operate multifamily residential properties. The principal business of AIMCO-GP is to act as the sole general partner of AIMCO OP. The directors and executive officers of AIMCO-GP, which is the general partner of AIMCO OP, may be deemed to control the management of AIMCO OP. AIMCO-GP's executive officers are the same as those of AIMCO and the two directors of AIMCO-GP, Terry Considine and Peter K. Kompaniez, are also directors of AIMCO. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of AIMCO-GP and AIMCO are set forth in Schedule I to this Statement.

             AIMCO was formed on January 10, 1994 and currently is one of the largest owners and managers of multifamily apartment properties in the United States, based on apartment unit data compiled by the National Multi Housing Council as of January 1, 1998. As of June 30, 1998, AIMCO, through its subsidiaries, owned or controlled 58,345 units in 210 apartment communities and had an equity interest in 74,318 units in 478 apartment communities. In addition, AIMCO managed 68,248 units in 357 apartment communities for third parties and affiliates, for an aggregate portfolio of owned and managed properties of 200,911 units in 1,045 apartment communities. The apartment communities are located in 42 states, the District of Columbia and Puerto Rico. AIMCO has elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes. AIMCO conducts substantially all of its operations through AIMCO OP and its subsidiaries.

             On October 1, 1998, AIMCO acquired substantially all of Insignia's residential assets and ownership interests (including its controlling interest in IPT) pursuant to the AIMCO Merger. Insignia was a fully integrated real estate services organization specializing in the ownership and operation of securitized real estate assets, and was the largest manager of multifamily residential properties in the United States as of January 1, 1998. As of the consummation of the AIMCO Merger, Insignia provided, among other things, property and/or asset management services for over 3,800 properties, including approximately 272,000 residential units. Following the AIMCO Merger, AIMCO will operate more than 2,000 properties, including nearly 400,000 apartment units serving approximately one million residents.

             (d)-(e) During the past five years none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF THE TRANSACTION.

             Effective October 1, 1998 in connection with the AIMCO Merger, AIMCO acquired a controlling interest in IPT, which in turn controls the general partner of the Partnership (the "General Partner"). Upon consummation of the AIMCO Merger, AIMCO appointed the directors and officers of AIMCO-GP (which is a wholly-owned subsidiary of AIMCO) as the directors and officers of the General Partner. In addition, AIMCO owns a majority of the company that manages the Partnership's properties. The Reporting Persons intend that the Partnership will continue its business and operations substantially as they are currently being conducted.

             In the near future, the Reporting Persons may acquire additional Units or sell Units. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be for cash, limited partnership interests in AIMCO OP or other consideration. The Reporting Persons also may consider selling some or all of the Units they own to persons not yet determined, which may include affiliates of AIMCO OP. AIMCO OP may also buy the Partnership's properties, although it has no present intention to do so. There can be assurance, however, that the Reporting Persons will initiate or complete, or will cause the Partnership to initiate or complete, any transaction during any specific time period or at all.

             The Reporting Persons do not have any present plans or proposals which relate to or would result in any material changes in the Partnership's structure or business such as a merger, reorganization or liquidation. The Reporting Persons have no present intention to cause the Partnership to sell any of its properties or to prepay current mortgages within any specified time period. A merger or other consolidation transaction and certain kinds of other extraordinary transactions may require a vote of the limited partners of the Partnership in accordance with the Partnership's Limited Partnership Agreement or applicable state laws. The Reporting Persons' primary objective in acquiring the Units is not to influence the vote on any particular transaction, but rather to acquire additional interests in the Partnership at prices deemed acceptable by the General Partner.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

             (a)-(b) As a result of Insignia being merged with and into AIMCO, with AIMCO being the surviving corporation, in the AIMCO Merger, AIMCO succeeded to Insignia as the beneficial owner of the Units. Immediately following the AIMCO Merger on October 1, 1998, IPLP and AIMCO OP entered into an Assignment and Assumption Agreement (the "Assignment Agreement"), pursuant to which IPLP transferred and assigned, among other things, the Units directly owned by it to AIMCO OP.

Accordingly, AIMCO OP succeeded to IPLP as owner of the Units previously directly owned by IPLP. AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by AIMCO OP by reason of their relationship with AIMCO OP. AIMCO controls AIMCO OP through its two wholly-owned subsidiaries, AIMCO-GP, which is the sole general partner of AIMCO OP, and AIMCO-LP, which is a limited partner (owning approximately 88% of the total equity interests) of AIMCO OP.

             Accordingly, for purposes of this Statement: (i) AIMCO OP is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 47,418.68 (representing approximately 36.5% of the outstanding) Units directly owned by it; and (ii) AIMCO-GP and AIMCO are reporting that they each share the power to vote or direct the vote and the power to dispose or direct the disposition of the 47,418.68 Units directly owned by AIMCO OP.

             (c) See Schedule II to this amendment for a list of transactions effected by IPLP through private purchases within the past 60 days. Pursuant to the Assignment Agreement, these Units were transferred by IPLP to AIMCO OP effective October 1, 1998.

             (e) Following the AIMCO Merger and the subsequent assignment of the Units owned by IPLP to AIMCO OP pursuant to the Assignment Agreement, on October 1, 1998, IPLP and IPT ceased to be beneficial owners of the Units.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             The information in Item 5 and the Assignment Agreement, which is attached hereto as Exhibit 7.1, is incorporated herein by reference.

             In addition to the AIMCO Merger, effective October 1, 1998, AIMCO and IPT entered into an agreement and plan of merger (the "IPT Merger Agreement"), which provides for, among other things, (a) the merger of IPT with and into AIMCO, with AIMCO being the surviving corporation, or (b) the merger of a subsidiary of AIMCO with and into IPT, with IPT being the surviving corporation (collectively, the "IPT Merger"). The IPT Merger Agreement provides that, upon consummation of the IPT Merger, shareholders of IPT (the "IPT Shareholders") will receive $13.25 per common share of beneficial ownership, $.01 par value per share (the "Shares"), of IPT in cash, or $13.28 per Share in shares of common stock of AIMCO, at AIMCO's option.

             The IPT Merger is subject to the approval of the IPT Shareholders, regulatory approvals, and the satisfaction or waiver of various other conditions. AIMCO has agreed to vote all Shares owned by it in favor of the IPT Merger Agreement and the transactions contemplated thereby, and granted certain members of the Board of Trustees of IPT (the "IPT Board") an irrevocable proxy (the "Irrevocable Limited Proxy") to vote all Shares held by AIMCO at all meetings of IPT Shareholders, and in every written consent in lieu of such meetings, in favor of approval of the IPT Merger and any matter that could reasonably be expected to facilitate the IPT Merger. Each grantee under the Irrevocable Limited Proxy explicitly agreed in writing to vote all Shares subject to the Irrevocable Limited Proxy in favor of the IPT Merger. The Irrevocable Limited Proxy will terminate upon the earlier of (a) January 1, 2002 and (b) the consummation of the IPT Merger.

             The board of directors of AIMCO and the IPT Board may agree in writing to terminate the IPT Merger Agreement without completing the IPT Merger. The IPT Merger Agreement may also be terminated in certain other circumstances.

             If the IPT Merger is not completed, AIMCO will continue to control the majority of outstanding Shares. However, certain transactions involving AIMCO and IPT that occur between the effective time of the IPT Merger and the termination of the IPT Merger Agreement between AIMCO and IPT, including the acquisition by AIMCO of assets of IPLP and interests in partnerships controlled by IPT (including the Partnership), will be unwound.

             The IPT Merger Agreement also provides that Andrew L. Farkas, James A. Aston, Warren M. Eckstein, Frank M. Garrison and Bryan L. Herrmann will continue to serve as trustees of IPT (collectively, the "Continuing Trustees") until the earlier of the closing of the IPT Merger or the termination of the IPT Merger Agreement. Pursuant to the IPT Merger Agreement and the Bylaws of IPT, a majority of the Continuing Trustees must approve, among other things, the following actions: (i) removal of a Continuing Trustee;
(ii) termination of IPT's independent auditors or the financial advisor or legal counsel for the IPT Merger; (iii) all alternative proposals to acquire IPT or its subsidiaries; (iv) amendment or waiver of any provision of (A) the IPT Merger Agreement, (B) the Fourth Amended and Restated Agreement of Limited Partnership of Insignia Properties, L.P., (C) the Declaration of Trust of IPT or (D) the Bylaws of IPT; (v) modification of the powers of the Continuing Trustees, and (vi) making of loans by IPT or its subsidiaries to AIMCO or its subsidiaries. The Continuing Trustees' special powers terminate on the earliest to occur of (i) the IPT Merger, (ii) January 1, 2002 or (iii) the sooner termination of the IPT Merger Agreement under certain circumstances.

             In connection with the execution of the IPT Merger Agreement, AIMCO and certain shareholders of IPT entered into an agreement, dated October 1, 1998 (the "Shareholder's Agreement"), whereby AIMCO agreed that, following a termination of the IPT Merger Agreement under certain circumstances, it will vote its IPT Shares as follows: for the first two annual meetings of IPT Shareholders following such a termination, in favor of designees of the Continuing Trustees so that such designees constitute a majority of the trustees of the IPT Board, and thereafter in favor of designees of the Continuing Trustees so that such designees constitute one less than a majority of the trustees of the IPT Board. The Shareholder's Agreement remains in effect as long as AIMCO and/or its affiliates own at least 10% of the outstanding IPT Shares, but terminates upon consummation of the IPT Merger.

             The information set forth above and in Item 2 is qualified in its entirety by reference to the IPT Merger Agreement, Irrevocable Limited Proxy, IPT Bylaws and Shareholder's Agreement, each of which is attached hereto as Exhibits 7.2, 7.3, 7.4 and 7.5 and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

             Exhibit 7.1 Assignment and Assumption Agreement, dated as of October 1, 1998, between IPLP and AIMCO OP.

             Exhibit 7.2 Agreement and Plan of Merger, dated as of October 1, 1998, by and between AIMCO and IPT.

             Exhibit 7.3 Irrevocable Limited Proxy, dated October 1, 1998, granted by AIMCO to Andrew L. Farkas, James A. Aston and Frank M. Garrison.

             Exhibit 7.4 Second Amended and Restated Bylaws of IPT, dated October 2, 1998.

             Exhibit 7.5 Shareholder's Agreement, dated October 1, 1998, among AIMCO, Andrew L. Farkas, James A. Aston and Frank M. Garrison.

             Exhibit 7.6 Agreement of Joint Filing, dated October 26, 1998, among the Reporting Persons.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 26, 1998

                                              INSIGNIA PROPERTIES, L.P.

                                              By:   Insignia Properties Trust,
                                                    its General Partner

                                              By: /s/ PATRICK J. FOYE
                                                  --------------------------
                                                  Patrick J. Foye
                                                  Executive Vice President


                                              INSIGNIA PROPERTIES TRUST

                                              By: /s/ PATRICK J. FOYE
                                                  --------------------------
                                                  Patrick J. Foye
                                                  Executive Vice President


                                              AIMCO PROPERTIES, L.P.

                                              By:   AIMCO-GP, Inc.,
                                                    its General Partner

                                              By: /s/ PATRICK J. FOYE
                                                  --------------------------
                                                  Patrick J. Foye
                                                  Executive Vice President


                                              AIMCO-GP, INC.
                                              By: /s/ PATRICK J. FOYE
                                                  --------------------------
                                                  Patrick J. Foye
                                                  Executive Vice President


                                              APARTMENT INVESTMENT AND
                                              MANAGEMENT COMPANY

                                              By: /s/ PATRICK J. FOYE
                                                  --------------------------
                                                  Patrick J. Foye
                                                  Executive Vice President

                                   SCHEDULE I

          INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                               AIMCO-GP AND AIMCO


         1. DIRECTORS AND EXECUTIVE OFFICERS OF AIMCO-GP AND AIMCO. Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of AIMCO-GP and AIMCO. Unless otherwise indicated, each person identified below is employed by AIMCO-GP and AIMCO. The principal business address of each of AIMCO-GP and AIMCO and, unless otherwise indicated, each person identified below, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. The two directors of AIMCO-GP are Terry Considine and Peter K. Kompaniez. All persons identified below are United States citizens.


NAME                    POSITION
----                    --------
Terry Considine         Chairman of the Board of Directors and Chief Executive Officer
Peter K. Kompaniez      Vice Chairman, President and Director
Thomas W. Toomey        Executive Vice President - Finance and Administration
Joel F. Bonder          Executive Vice President and General Counsel and Secretary
Patrick J. Foye         Executive Vice President
Robert Ty Howard        Executive Vice President - Ancillary Services
Steven D. Ira           Executive Vice President and Co-Founder
David L. Williams       Executive Vice President - Property Operations
Harry G. Alcock         Senior Vice President - Acquisitions
Troy D. Butts           Senior Vice President and Chief Financial Officer
Martha Carlin           Senior Vice President - Ancillary Services
Joseph DeTuno           Senior Vice President - Property Redevelopment
Jack W. Marquardt       Senior Vice President - Accounting
Leeann Morein           Senior Vice President - Investor Services and Secretary
David O'Leary           Senior Vice President - Buyers Access
R. Scott Wesson         Senior Vice President - Chief Information Officer
Richard S. Ellwood      Director; Chairman, Audit Committee
J. Landis Martin        Director; Chairman, Compensation Committee
Thomas L. Rhodes        Director
John D. Smith           Director

         2. BIOGRAPHICAL INFORMATION. The following is a biographical summary of the experience of the current directors and executive officers of AIMCO-GP and AIMCO for the past five years or more. Directors of AIMCO are identified by an asterisk.

NAME                   PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                   ---------------------------------------------
Terry Considine*       Mr. Considine has been Chairman of the Board of Directors
                       and Chief Executive Officer of AIMCO since July 1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of Property
                       Asset Management, L.L.C., a Colorado limited liability company, and its related

NAME                    PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                    ---------------------------------------------
                        entities (collectively, "PAM"), one of AIMCO's predecessors. On October 1, 1996, Mr. Considine was appointed Co-Chairman and director of Asset Investors
                        Corp. and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr. Considine received a B.A. from Harvard College, a J.D. from Harvard Law
                        School and is admitted as a member of the Massachusetts
                        Bar. Mr. Considine has had substantial multifamily real estate experience. From 1975 through July 1994, partnerships or other entities in which Mr. Considine had controlling interests invested in approximately 35 multifamily apartment properties and commercial real estate properties. Six of these real estate assets (four of which were multifamily apartment properties and two of which were office properties) did not generate sufficient cash flow to service their related indebtedness and were foreclosed upon by their lenders, causing pre-tax losses of approximately $11.9 million to investors and losses of approximately $2.7 million to Mr. Considine.

Peter K. Kompaniez*     Mr. Kompaniez has been Vice Chairman, President and a
                        director of AIMCO since July 1994. Since September 1993,
                        Mr. Kompaniez has owned 75% of PDI Realty Enterprises,
                        Inc., a Delaware corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief
                        Executive Officer. From 1986 to 1993, he served as
                        President and Chief Executive Officer of Heron Financial
                        Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately 8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb where he had extensive real estate and REIT experience. Mr. Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall). The downturn in the real estate markets in the late 1980s and early 1990s adversely affected the United States real estate operations of Heron International N.V. and its subsidiaries and affiliates (the "Heron Group"). During this period from 1986 to 1993, Mr. Kompaniez served as President and
                        Chief Executive Officer of Heron Financial Corporation
                        ("HFC"), and as a director or officer of

NAME                    PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                    ---------------------------------------------
                        certain other Heron Group entities. In 1993, HFC, its parent Heron International, and certain other members of the Heron Group voluntarily entered into restructuring agreements with separate groups of their United States and international creditors. The restructuring agreement for the United States members of the Heron Group generally provided for the joint assumption of certain liabilities and the pledge of unencumbered assets in support of such liabilities for the benefit of their United States creditors. As a result of the restructuring, the operations and assets of the United
                        States members of the Heron Group were generally separated from those of Heron International and its non-United States subsidiaries. At the conclusion of the restructuring, Mr. Kompaniez commenced the operations of PDI, which was engaged to act as asset and corporate manager of the continuing United States operations of HFC and the other United States Heron Group members for the benefit of the United States creditors. In connection with certain transactions effected at the time of the initial public offering of AIMCO Common
                        Stock, Mr. Kompaniez was appointed Vice Chairman of
                        AIMCO and substantially all of the property management assets of PDI were transferred or assigned to AIMCO.

Thomas W. Toomey        Mr. Toomey has served as Senior Vice President - Finance
                        and Administration of AIMCO since January 1996 and was promoted to Executive Vice-President-Finance and
                        Administration in March 1997. From 1990 until 1995, Mr.
                        Toomey served in a similar capacity with Lincoln
                        Property Company ("LPC") as well as Vice
                        President/Senior Controller and Director of
                        Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From 1984 to 1990, he was an audit manager with Arthur Andersen & Co. where he served real estate and banking clients. From 1981 to 1983, Mr.
                        Toomey was on the audit staff of Kenneth Leventhal &
                        Company. Mr. Toomey received a B.S. in Business
                        Administration/Finance from Oregon State University and is a Certified Public Accountant.

Joel F. Bonder          Mr. Bonder was appointed Executive Vice President and
                        General Counsel of AIMCO effective December 8, 1997.
                        Prior to joining AIMCO, Mr. Bonder served as Senior Vice
                        President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as Vice President and Deputy General Counsel of NHP from June 1991 to
                        March 1994 and as Associate General Counsel of NHP from
                        1986 to 1991. From 1983 to 1985, Mr. Bonder was with the
                        Washington, D.C. law firm of Lane & Edson, P.C. From
                        1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder

NAME                    PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                    ---------------------------------------------
                        received an A.B. from the University of Rochester and a J.D. from Washington University School of Law.

Patrick J. Foye         Mr. Foye has served as Executive Vice President of
                        AIMCO since May 1998. Prior to joining AIMCO, Mr. Foye was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP from 1989 to 1998 and was Managing
                        Partner of the firm's Brussels, Budapest and Moscow offices from 1992 through 1994. Mr. Foye is also Deputy
                        Chairman of the Long Island Power Authority and serves as a member of the New York State Privatization Council.
                        He received a B.A. from Fordham College and a J.D. from Fordham University Law School.

Robert Ty Howard        Mr. Howard was appointed Executive Vice President -
                        Ancillary Services in February 1998. Prior to joining
                        AIMCO, Mr. Howard served as an officer and/or director of four affiliated companies, Hecco Ventures, Craig
                        Corporation, Reading Company and Decurion Corporation.
                        Mr. Howard was responsible for financing, mergers and acquisitions activities, investments in commercial real estate, both nationally and internationally, cinema development and interest rate risk management. From 1983 to 1988, he was employed by Spieker Properties. Mr.
                        Howard received a B.A. from Amherst College, a J.D. from Harvard Law School and an M.B.A. from Stanford
                        University Graduate School of Business.

Steven D. Ira           Mr. Ira is a Co-Founder of AIMCO and has served as
                        Executive Vice President of AIMCO since July 1994. From
                        1987 until July 1994, he served as President of PAM.
                        Prior to merging his firm with PAM in 1987, Mr. Ira acquired extensive experience in property management.
                        Between 1977 and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan, Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and Ira. Mr. Ira served for several years on the National Apartment
                        Manager Accreditation Board and is a former president of both the National Apartment Association and the Colorado
                        Apartment Association. Mr. Ira is the sixth individual elected to the Hall of Fame of the National Apartment
                        Association in its 54-year history. He holds a Certified
                        Apartment Property Supervisor (CAPS) and a Certified
                        Apartment Manager designation from the National
                        Apartment Association, a Certified Property Manager
                        (CPM) designation from the National Institute of Real
                        Estate Management (IREM) and he is a member of the Board of Directors of the National Multi-Housing Council, the National Apartment Association and the Apartment
                        Association of Metro Denver. Mr. Ira received a B.S.
                        from Metropolitan State College in 1975.

NAME                    PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                    ---------------------------------------------
David L. Williams       Mr. Williams has been Executive Vice President -
                        Operations of AIMCO since January 1997. Prior to joining
                        AIMCO, Mr. Williams was Senior Vice President of
                        Operations at Evans Withycombe Residential, Inc. from
                        January 1996 to January 1997. Previously, he was
                        Executive Vice President at Equity Residential
                        Properties Trust from October 1989 to December 1995. He has served on National Multi-Housing Council Boards and NAREIT committees. Mr. Williams also served as Senior
                        Vice President of Operations and Acquisitions of US
                        Shelter Corporation from 1983 to 1989. Mr. Williams has been involved in the property management, development and acquisition of real estate properties since 1973.
                        Mr. Williams received his B.A. in education and administration from the University of Washington in 1967.

Harry G. Alcock         Mr. Alcock has served as Vice President since July 1996,
                        and was promoted to Senior Vice President - Acquisitions in October 1997, with responsibility for acquisition and financing activities since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial
                        Analyst for PDI and HFC. From 1988 to 1992, Mr. Alcock worked for Larwin Development Corp., a Los Angeles based real estate developer, with responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988, Mr. Alcock worked for Ford Aerospace Corp. He received his B.S. from San
                        Jose State University.

Troy D. Butts           Mr. Butts has served as Senior Vice President and Chief
                        Financial Officer of AIMCO since November 1997. Prior to joining AIMCO, Mr. Butts served as a Senior Manager in the audit practice of the Real Estate Services Group for Arthur Andersen LLP in Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family real estate investment trusts. Mr. Butts holds a Bachelor of Business Administration degree in Accounting from Angelo
                        State University and is a Certified Public Accountant.

Martha Carlin           Ms. Carlin has served as Vice President since September
                        1996 and was promoted to Senior Vice President -
                        Ancillary Services in December 1997. From December 1995 until September 1996, Ms. Carlin served as Chief
                        Financial Officer for Wentwood Investment Partners. Ms.
                        Carlin was employed by Arthur Andersen LLP for six years, with a primary focus in real estate. Ms. Carlin was also employed by MCI Communications and Lincoln
                        Property Company. Ms. Carlin received a B.S. from the
                        University of Kentucky and is a certified public accountant.

NAME                    PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                    ---------------------------------------------

Joseph DeTuno           Mr. DeTuno has been Senior Vice President - Property
                        Redevelopment of AIMCO since September 1997. Mr. DeTuno was president and founder of JD Associates, his own full service real estate consulting, advisory and project management company which he founded in 1990. JD
                        Associates provided development management, financial analysis, business plan preparation and implementation services. Previously, Mr. DeTuno served as President/Partner of Gulfstream Commercial Properties,
                        President and Co-managing Partner of Criswell
                        Development Company, Vice President of Crow Hotel and
                        Company and Project Director with Perkins & Will
                        Architects and Planners. Mr. DeTuno received his B.A. in architecture and is a registered architect in Illinois and Texas.

Jack W. Marquardt       Mr. Marquardt has been Senior Vice President -
                        Accounting of AIMCO since September 1997. Mr. Marquardt brings over 17 years of real estate accounting experience to AIMCO. From October 1992 through August
                        1997, Mr. Marquardt served as Vice President/Corporate
                        Controller and Manager of Data Processing for
                        Transwestern Property Company, where he was responsible for corporate accounting, tax, treasury services and computer systems. From August 1986 through September
                        1992, Mr. Marquardt worked in the real estate accounting area of Aetna Realty Investors, Inc. serving as Regional
                        Controller from April 1990 through September 1992. Mr.
                        Marquardt received a B.S. in Business
                        Administration/Finance from Ohio State University.

Leeann Morein           Ms. Morein has served as Senior Vice President -
                        Investor Services since November 1997. Ms. Morein has served as Secretary of AIMCO since July 1994. From July
                        1994 until October 1997 Ms. Morein also served as Chief
                        Financial Officer. From September 1990 to March 1994,
                        Ms. Morein served as Chief Financial Officer of the real estate subsidiaries of California Federal Bank, including the general partner of CF Income Partners, L.P., a publicly-traded master limited partnership. Ms.
                        Morein joined California Federal in September 1988 as
                        Director of Real Estate Syndications Accounting and became Vice President-Financial Administration in
                        January 1990. From 1983 to 1988, Ms. Morein was
                        Controller of Storage Equities, Inc., a real estate investment trust, and from 1981 to 1983, she was Director of Corporate Accounting for Angeles
                        Corporation, a real estate syndication firm. Ms. Morein worked on the audit staff of Price Waterhouse from 1979 to 1981. Ms. Morein received a B.A. from Pomona College and is a Certified Public Accountant.

David O'Leary           Mr. O'Leary has been President of Property Services
                        Group, Inc., an AIMCO subsidiary since December 1997.
                        Property Services Group, Inc. administers the Buyers
                        Access program.

NAME                    PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                    ---------------------------------------------
                        From 1993 until 1997, Mr. O'Leary served as Regional
                        Vice President and Senior Vice President for Property
                        Services Group, Inc., with responsibility for program marketing and sales. From 1981 to 1993 Mr. O'Leary served as Vice President and Executive Vice President for Commonwealth Pacific Inc., a privately held real estate investment and management firm based in Seattle, Washington. During his tenure with Commonwealth Pacific,
                        Inc., Mr. O'Leary was responsible for acquisitions, dispositions, development, and asset management from offices located in Houston and Dallas, Texas, Atlanta, Georgia and Seattle, Washington. Mr. O'Leary also served as Vice President for Johnstown American Companies, directing acquisition activities for the Northeast
                        United States. Mr. O'Leary received his B.A. Degree from the University of Utah in 1979.

R. Scott Wesson         Mr. Wesson has served as Senior Vice President - Chief
                        Information Officer of AIMCO since July 1997. From 1994 until 1997, Mr. Wesson served as Vice President of
                        Information Services at Lincoln Property Company, where he was responsible for information systems infrastructure, technology planning and business process re-engineering. From 1992 to 1994, Mr. Wesson served in the role of Director of Network Services for Lincoln
                        Property Company, where he was responsible for the design and deployment of the company's Wide Area Network and Local Area Networks, comprising over 2,500 workstations in over 40 locations nationwide. From 1988 to 1992, he was a systems consultant with Automatic Data
                        Processing involved in design, planning and deployment of financial and human resources systems for several major, multinational organizations. From 1984 to 1987, he was a Senior Analyst with Federated Department
                        Stores, Inc. involved in planning and distribution. Mr.
                        Wesson received his B.S. from the University of Texas in 1984.

Richard S. Ellwood*     Mr. Ellwood was appointed a Director of AIMCO in July
  12 Auldwood Lane      1994 and is currently Chairman of the Audit Committee.
  Rumson, NJ  07760     Mr. Ellwood is the founder and President of R.S. Ellwood
                        & Co., Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr. Ellwood had 31 years experience on Wall
                        Street as an investment banker, serving as: Managing
                        Director and senior banker at Merrill Lynch Capital
                        Markets from 1984 to 1987; Managing Director at Warburg
                        Paribas Becker from 1978 to 1984; general partner and then Senior Vice President and a director at White, Weld
                        & Co. from 1968 to 1978; and in various capacities at J.P. Morgan & Co. from 1955 to 1968. Mr. Ellwood currently serves as a director of FelCor Suite Hotels, Inc. and Florida East Coast Industries, Inc.

NAME                    PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                    ---------------------------------------------

J. Landis Martin*       Mr. Martin was appointed a Director of AIMCO in July
  1999 Broadway         1994 and became Chairman of the Compensation Committee
  Suite 4300            in March 1998. Mr. Martin has served as President and
  Denver, CO  80202     Chief Executive Officer and a Director of NL Industries,
                        Inc., a manufacturer of titanium dioxide, since 1987.
                        Mr. Martin has served as Chairman of Tremont
                        Corporation, a holding company operating through its affiliates Titanium Metals Corporation ("TIMET") and NL
                        Industries, Inc., since 1990 and as Chief Executive
                        Officer and a director of Tremont since 1998. Mr. Martin has served as Chairman of Timet, an integrated producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin served as Chairman of the Board and Chief Executive
                        Officer of Baroid Corporation, an oilfield services company. In addition to Tremont, NL and TIMET, Mr.
                        Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.

Thomas L. Rhodes*       Mr. Rhodes was appointed a Director of AIMCO in July
  215 Lexington Avenue  1994. Mr. Rhodes has served as the President and a
  4th Floor             Director of National Review magazine since November 30,
  New York, NY 10016    1992, where he has also served as a Director since 1998.
                        From 1976 to 1992, he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General Partner from 1987 until November
                        27, 1992. He is currently Co-Chairman of the Board,
                        Co-Chief Executive Officer and a Director of Commercial
                        Assets Inc. and Asset Investors Corporation. He also serves as a Director of Delphi Financial Group, Inc. and its subsidiaries, Delphi International Ltd., Oracle
                        Reinsurance Company, and the Lynde and Harry Bradley
                        Foundation. Mr. Rhodes is Chairman of the Empire
                        Foundation for Policy Research, a Founder and Trustee of
                        Change NY, a Trustee of The Heritage Foundation, and a
                        Trustee of the Manhattan Institute.

John D. Smith*          Mr. Smith was appointed a Director of AIMCO in November
  3400 Peachtree Road   1994. Mr. Smith isPrincipal and President of John
  Suite 831             D. Smith Developments. Mr. Smith has been a shopping
  Atlanta, GA  30326    center developer, owner and consultant for over 8.6
                        million square feet of shopping center projects including Lenox Square in Atlanta, Georgia. Mr. Smith is a Trustee and former President of the International
                        Council of Shopping Centers and was selected to be a member of the American Society of Real Estate
                        Counselors. Mr. Smith served as a Director for Pan-American Properties, Inc. (National Coal Board of
                        Great Britain) formerly known as Continental Illinois
                        Properties. He also serves as a director of American
                        Fidelity Assurance Companies and is retained as an advisor by Shop System Study Society, Tokyo, Japan.

                                   SCHEDULE II

                            TRANSACTIONS IN THE UNITS
                          EFFECTED IN THE PAST 60 DAYS


                                     Number of                  Price
                 Date              Unit Purchased             Per Unit
                 ----              --------------             --------
                8/17/98                 30.00                  $11.00

                                  EXHIBIT INDEX




    EXHIBIT NO.                         DESCRIPTION
    -----------                         -----------

        7.1 Assignment and Assumption Agreement, dated as of October 1, 1998, between IPLP and AIMCO OP (incorporated by reference to Exhibit (c)(1) to Amendment No. 8 to the Tender Offer Statement on
                           Schedule 14D-1 filed by Cooper River Properties, L.L.C., IPLP, IPT and AIMCO on October 19, 1998 with respect to Consolidated Capital Institutional Properties).

        7.2 Agreement and Plan of Merger, dated as of October 1, 1998, by and between AIMCO and IPT (incorporated by reference to Exhibit 2.1 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1, 1998).

        7.3 Irrevocable Limited Proxy, dated October 1, 1998, granted by AIMCO to Andrew L. Farkas, James A. Aston and Frank M. Garrison (incorporated by reference to Exhibit 99.1 of IPT's Current Report on Form 8-K, File No. 1- 14179, dated October 1, 1998).

        7.4 Second Amended and Restated Bylaws of IPT, dated October 2, 1998 (incorporated by reference to Exhibit
                           3.2 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1, 1998).

        7.5 Shareholders' Agreement, dated October 1, 1998, among AIMCO, Andrew L. Farkas, James A. Aston and Frank M. Garrison (incorporated by reference to Exhibit 99.2 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1, 1998).

        7.6 Agreement of Joint Filing, dated October 26, 1998, among the Reporting Persons.


                                       20